                                                        OMB APPROVAL
                                                 OMB Number:    3235-0145
                                                 Expires:  October 31, 1994
                                                 Estimated average burden
                                                 hours per form.....14.90


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549





                               SCHEDULE 13D


                Under the Securities Exchange Act of 1934
                          (Amendment No.  4  )*

                   HOME FEDERAL FINANCIAL CORPORATION
                            (Name of Issuer)


                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                              436925-10-1
                             (CUSIP Number)

                    John Cento, Senior Vice President
                   Deltec Asset Management Corporation
                 535 Madison Avenue, New York, N.Y. 10022
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              May 31, 1996

         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 436925-10-1

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Deltec International S.A.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                               (a) [ ]
                                               (b) [ ]

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

      AF, WC, PF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                    [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Panama

                      7   SOLE VOTING POWER
                           None

  NUMBER OF           8   SHARED VOTING POWER
   SHARES                  None
BENEFICIALLY
  OWNED BY
    EACH              9   SOLE DISPOSITIVE POWER
  REPORTING                None
   PERSON
    WITH             10  SHARED DISPOSITIVE POWER
                         None

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [ ]


 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


 14   TYPE OF REPORTING PERSON*

      CO

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                     This Amendment No. 4 amends and supplements the

Statement on Schedule 13D, as heretofore amended and supplemented, filed by

Deltec International S.A. relating to the Common Stock, par value $.01 per share, of Home Federal Financial Corporation.  Because this Amendment No. 4 is being filed electronically, Items 1-4 and 6-7 are being restated to reflect the text of such items as previously filed.  Item 5 is revised herein.

Item 1.        Security and Issuer

                     The class of equity securities to which this statement

relates is the Common Stock, par value $0.01 per share (the "Shares"), of

Home Federal Financial Corporation ("Home Federal") whose principal execu-

tive offices are located at 20 O'Farrell Street, San Francisco, California

94108.


Item 2.        Identity and Background

                     This statement is filed by Deltec International S.A.

("Deltec International"), a Panamanian corporation.  Deltec International is a holding company which is engaged through various subsidiaries prin-

cipally in the provision of investment advisory and private banking services es in the Bahamas, the United States and the United Kingdom.  On August 27,

1993, Deltec International purchased all of the assets of Deltec Panamerica

S.A. ("Deltec Panamerica"), a Panamanian corporation, which theretofore owned the subsidiaries
through which Deltec International now conducts business.  Deltec Inter-

national's subsidiaries include The Deltec Banking Corporation Limited

("Deltec Banking"), a Bahamian banking corporation which is engaged princi-

pally in investment and merchant banking in the Bahamas, and Deltec Pana-

merica Trust Company Limited ("Deltec Trust"), a Bahamian corporation which is engaged principally in the personal and corporate trust business in the

Bahamas.  Any securities beneficially owned by Deltec Banking or Deltec

Trust may be regarded, for purposes of Section 13(d) of the Securities Ex-

change Act of 1934 (the "Act"), as being beneficially owned by Deltec In-

ternational.  The address of the principal business and offices of Deltec

International, Deltec Banking and Deltec Trust is Deltec House, Lyford Cay,

Nassau, Bahamas.

                     Appendix I attached hereto sets forth, with respect to

each executive officer and director of Deltec International, Deltec Banking and Deltec Trust, the following information:  (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organiza-

tion in which such employment is conducted, and (d) citizenship.  Except where otherwise indicated in Appendix I or as indicated above, the princi-

pal business of each organization listed in Appendix I is the provision of financial services.

                     During the five years preceding the filing of this

statement, neither Deltec International, Deltec Banking, Deltec Trust, nor,

to the knowledge of Deltec International, any of their respective executive officers or directors, has been convicted in a criminal proceeding (exclud-

ing traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent juris-

diction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohib-

iting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

                     Deltec International expended approximately $98.5

million in order to purchase all of the assets of Deltec Panamerica, which had previously acquired beneficial ownership of the Shares to which this statement relates.  No portion of such $98.5 million was allocated to any

Shares of Home Federal.  General corporate funds of Deltec Banking were used to purchase the 167,373 Shares which are owned beneficially by Deltec

International through Deltec Banking.  Funds of customers of Deltec Trust for whom Deltec Trust is authorized to exercise investment discretion were used to purchase the Shares which are owned beneficially by Deltec

International through Deltec Trust.  The aggregate amount of such funds expended by Deltec Banking and customers of Deltec Trust to purchase such

Shares was $2,718,758.  No borrowed funds were used in connection with such purchases.

Item 4.        Purpose of Transaction

                     The 294,245 Shares referred to in Item 5 were acquired

by Deltec Banking and by customers of Deltec Trust for investment.  Except as set forth below, at the present time Deltec International has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Home Federal, or the disposition of securities of Home Federal, (b) an extraordinary corporate transaction,

such as merger, reorganization or liquidation, involving Home Federal or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Home Federal or any of its subsidiaries, (d) any change in the present board of directors or management of Home Federal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Home Federal, (f) any other material change in Home Federal's business or corporate structure, (g) changes in

Home Federal's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Home Federal by any
person, (h) causing a class of securities of Home Federal to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securi-

ties association, (i) a class of equity securities of Home Federal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

                     Deltec International is filing an application with the

Office of Thrift Supervision ("OTS") in order to request its determination that no control relationship will exist if Deltec International acquires beneficial ownership of additional Shares up to, but not more than, 25% of the outstanding Shares.  If the submission is approved and a rebuttal a-

greement is executed by OTS, Deltec International presently intends to ac-

quire additional Shares of Home Federal, in the open market or otherwise,

at any time or from time to time, and to purchase all of the Shares owned by customers of Deltec Trust.  No such purchases which would result in the percentage of the outstanding Shares beneficially owned by Deltec Inter-

national exceeding 10% of the outstanding Shares will be made until after approval by OTS.

                     On September 30, 1993, the Office of Thrift Supervi-

sion ("OTS") accepted the rebuttal submission filed by Deltec International and agreed that no control relationship will exist if Deltec International acquires beneficial ownership
of additional Shares up to, but not more than, 25% of the outstanding

Shares.  A copy of the Rebuttal Agreement as signed by the Assistant

Regional Director of the OTS is filed as Exhibit 1 hereto.  Deltec Interna-

tional accordingly intends to acquire additional Shares of Home Federal, in the open market or otherwise, at any time or from time to time.

                     On October 28, 1993, Arthur E. Byrnes, Chairman of

Deltec Asset Management, was elected to the Board of Directors of Home

Federal for a term expiring at the 1996 annual meeting of Home Federal.

Item 5.  Interest in Securities of the Issuer

                     On May 31, 1996, Deltec International disposed of all

of its Shares of Home Federal in connection with the merger of Home Federal into First Nationwide Bank and no longer owns any Shares.


Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

                     Deltec International presently has no contracts, ar-

rangements, understandings or relationships with any person with respect to any securities of Home Federal.

Item 7.  Material to Be Filed as Exhibits

                     1.  Rebuttal Agreement signed by Deltec International

and related parties on September 7, 1993 and by the Assistant Regional

Director of OTS on September 30, 1993.

                     2.  Power of Attorney, dated November 8, 1993, signed

by the President of Deltec International S.A. authorizing John Cento to sign statements on Schedule 13D and amendments thereto.

                                 SIGNATURE

                     After reasonable inquiry and to the best of its knowl-

edge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 6, 1996

                                             DELTEC INTERNATIONAL S.A.



                                             By:/s/ John Cento
                                                    John Cento
                                                Authorized Representative

                                                               APPENDIX I







                         DELTEC INTERNATIONAL S.A.

                           DIRECTORS AND OFFICERS


                       PRINCIPAL           NAME AND
NAME                 OCCUPATION        BUSINESS ADDRESS            CITIZENSHIP


Clarence Dauphinot   Chairman of the      Deltec International S.A.    U.S.
  Chairman;          Board                P. O. Box 3229
  Director           Deltec               Nassau, Bahamas
                     International S.A.



Matthew F. Gibbons     President of Deltec Deltec International S.A.  British
  President; Director  International S.A.  P. O. Box 3229
                                           Nassau, Bahamas


Penelope Dauphinot     Vice President of   Deltec International S.A.  Brazilian
  Vice President       Deltec Inter-       P. O. Box 3229
  and Assistant        national S.A.       Nassau, Bahamas
  Secretary


Gordon Bradshaw        Vice President,     The Deltec Banking          Canadian
  Controller;          Controller &        Corporation Ltd.
  Treasurer            Treasurer of The    P. O. Box 3229
                       Deltec Banking      Nassau, Bahamas
                       Corporation Ltd.



Stephanie E. Harding   Secretary of The    The Deltec Banking          Bahamian
  Secretary            Deltec Banking      Corporation Ltd.
                       Corporation Ltd.    P. O. Box 3229
                                           Nassau, Bahamas




Arthur E. Byrnes       Chairman of the     Deltec Asset Mgmt. Corp.     U.S.
  Director             Board               535 Madison Avenue
                       Deltec Asset Mgmt.  New York, N.Y. 10022
                       Corporation

Peter S. Darling       Managing Director   Mercury Asset Mgmt Group    British
  Deputy Chairman      Mercury Asset Mgmt  33 King William Street
                       Group               London, England 3C2R 9AS



Albert H. Gordon       Honorary Chairman   Kidder Peabody & Co. Inc.    U.S.
  Director             Kidder Peabody &    10 Hanover Square
                       Co. Inc.            New York, N.Y. 10005



John R. Gordon         President           Deltec Asset Mgmt. Corp.     U.S.
  Director             Deltec Asset Mgmt.  535 Madison Avenue
                       Corporation         New York, N.Y. 10022



Peter T. Kikis         Private Investor    c/o                          U.S.
  Director                                 Deltec Asset Mgmt. Corp.
                                           535 Madison Avenue
                                           New York, N.Y. 10022



Louis Marx, Jr.        Chairman            Prospect Group               U.S.
  Director             Prospect Group      667 Madison Avenue
                                           New York, N.Y. 10022



David P. McNaughtan    Chairman &          Deltec International S.A.    British
  Director             President           P. O. Box 3229
                       Deltec Panamerica   Nassau, Bahamas
                       Trust Company
                       Limited


J. Mario Santo Domingo Presidente del      Cervecerias Bavaria S.A.   Colombian
  Director             Directorio          (brewery)
                       Bavaria, S.A.       Apartado Aereo 3538
                                           Bogota, Colombia

Gustavo J. Vollmer, Sr. President          Corpalmar                 Venezuelan
                        Corpalmar          (sugar mill)
                                           Edificio Banco Del Orinoco
                                           Pisoq, Ave.FCO De Miranda
                                           Sector La Floresta
                                           Caracas, Venezuela

                         DELTEC PANAMERICA TRUST COMPANY LIMITED

                                 DIRECTORS AND OFFICERS




                       PRINCIPAL           NAME AND
NAME                   OCCUPATION          BUSINESS ADDRESS         CITIZENSHIP


David P. McNaughtan    Chairman &          Deltec Panamerica Trust      British
  Chairman,            President           Company Limited
  President            of Deltec           P. O. Box 3229
  and Director         Panamerica          Nassau, Bahamas
                       Trust Company Ltd.



Jennifer E. Rahming    Trust Officer of    Deltec Panamerica Trust     Bahamian
  Trust Officer        Deltec Panamerica   Company Limited
  Assistant Vice       Trust Company Ltd.  P. O. Box 3229
  President and                            Nassau, Bahamas
  Director



Ella M. Thompson       Secretary-Treasurer Deltec Panamerica Trust     Bahamian
  Secretary-           of Deltec           Company Limited
  Treasurer            Panamerica          P. O. Box 3229
  and Director         Trust Company Ltd.  Nassau, Bahamas



Penelope Dauphinot     Vice President of   Deltec International S.A.  Brazilian
  Director             Deltec Interna-     P. O. Box 3229
                       tional S.A          Nassau, Bahamas




Antonio Augusto de     President           Deltec Holdings Inc.      Portuguese
  Araujo Faria         Deltec Holdings     (real estate development)
  Guedes               Inc.                Rua Alcides Lourenco Da Rocha
  Director                                 167-10 Andar
                                           Sao Paulo, Brazil
                                           CEP 04571

Roland P. Malimpensa   Vice President      Deltec Holdings Inc.       Brazilian
  Director             Deltec Holdings     (real estate development)
                       Inc.                Rua Alcides Lourenco Da Rocha
                                           167-10 Andar
                                           Sao Paulo, Brazil
                                           CEP 04571

                         THE DELTEC BANKING CORPORATION LIMITED

                                 DIRECTORS AND OFFICERS


                       PRINCIPAL           NAME AND

NAME                   OCCUPATION          BUSINESS ADDRESS         CITIZENSHIP


Clarence Dauphinot     Chairman of the     Deltec International S.A.    U.S.
  Chairman;            Board               P. O. Box 3229
  Director             Deltec              Nassau, Bahamas
                       International
                       S.A.


Matthew F. Gibbons     President           Deltec International S.A.    British
  President;           Deltec              P. O. Box 3229
  Director             International       Nassau, Bahamas
                       S.A.


David P. McNaughtan    Chairman &          Deltec Panamerica            British
  Executive Vice       President           Trust Company Ltd.
  President and        Deltec Panamerica   P. O. Box 3229
  Chief Operating      Trust Company       Nassau, Bahamas
  Officer              Limited



Jeffrey Williams       Vice President of   Deltec Panamerica           Bahamian
  Vice President       Deltec Panamerica   Trust Company Ltd.
                       Trust Company       P. O. Box 3229
                       Limited             Nassau, Bahamas




Nicolette Gardiner     Assistant           Deltec Panamerica           Bahamian
  Assistant            Controller          Trust Company Ltd.
  Controller           of Deltec           P. O. Box 3229
  & Assistant          Panamerica          Nassau, Bahamas
  Secretary            Trust Company
                       Limited

Stephanie E. Harding   Secretary &         The Deltec Banking       Bahamian
  Secretary &          Treasurer           Corporation Ltd.
  Treasurer            of The Deltec       P. O. Box 3229
                       Banking             Nassau, Bahamas
                       Corporation Limited


Gordon Bradshaw        Vice President &    The Deltec Banking          Canadian
  Vice President,      Controller of The   Corporation Ltd.
  Controller &         Deltec              P. O. Box 3229
  Director             Banking Corp. Ltd.  Nassau, Bahamas
                       Ltd.



Antonio Augusto de     President           Deltec Holdings Inc.      Portuguese
Araujo Faria Guedes    Deltec Holdings     (real estate development)
  Vice President       Inc.                Rua Alcides Lourenco
  and Director                             Da Rocha
                                           167-10 Andar
                                           Sao Paulo, Brazil
                                           CEP 04571




Roland P. Malimpensa   Vice President      Deltec Holdings Inc.       Brazilian
  Director             Deltec Holdings     (real estate development)
                       Inc.                Rua Alcides Lourenco Da Rocha
                                           167-10 Andar
                                           Sao Paulo, Brazil
                                           CEP 04571